100 Jericho Quadrangle
Jericho, NY 11753-2794
(516) 938-5544   ●   (516) 938-5644

March 18, 2009

Ms. Terence O’Brien, Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Griffon Corporation (File No. 001-06620) Form 10-K for the Fiscal Year Ended September 30, 2008 (Filed December 15, 2008) Definitive Proxy Statement (Filed December 29, 2008)

Dear Ms. O’Brien:

Griffon Corporation (“Griffon” or the “Company”) has received your correspondence dated March 4, 2009 and is responding to your comments herein. We are supplementally providing information in response to your comments. We understand that you may have additional comments upon your review of our responses.

Form 10-K for the Fiscal Year Ended September 30, 2008

Risk Factors
If we were to lose any of our largest customers, our results of operations could be significantly harmed, page 11

1.    Please file copies of any contracts between the company and its largest customers that are identified in this section, such as Proctor and Gamble (21% of total 2008 sales from continuing operations). Otherwise, we should be advised supplementally why the contracts are not required to be filed pursuant to Item 601(b)(10)(ii)(B).

Response: Based on the following information, we do not believe that any of our contracts are required to be filed pursuant to Item 601(b)(10)(ii)(B). None of our contracts with our largest customers individually exceeds 10% of our fiscal 2008 consolidated sales. Specifically, our sales to Proctor & Gamble are made pursuant to multiple contracts, no one of which we believe to be material. While the relationships with our largest customers are important to our business, and, as we state in our risk factors, the loss of any one of our largest customer relationships could significantly harm our business, there is no one contract with any one customer on which our business is substantially dependent. Further, we do not believe that we are required to file any contract that we have with Proctor & Gamble, or any other customer contract, because such contracts are such as ordinarily accompany our business and were all made in the ordinary course of business.

Ms. Terence O’Brien
U.S. Securities and Exchange Commission
March 18, 2009

Part III

2.    We note that your proxy statement does not include disclosure of information required by Item 404 of Regulation S-K (Transactions with related person, promoters, and certain control persons), which is incorporated by reference into Part III of Form 10-K. Please confirm supplementally that there is no information that you are required to disclose under Item 404(a), or tell us where the disclosure appears. Please also provide supplementally, with a view toward future disclosure, the information regarding your policies and procedures for the review, approval or ratification of related party transactions, as required by Item 404(b).

Response: Please be advised that there is no information that we are required to disclose under Item 404(a) because there were no related party transactions in fiscal 2008. Please also be advised supplementally that it is our policy to have our Audit Committee review and approve any related party transactions, which we intend to disclose in future filings.

Liquidity and Capital Resources, page 26

3.    You state operating cash flows from continuing operations were principally the result of decreased accounts receivable and increased accounts payable, partially offset by increased inventories and increased prepaid expenses and other current assets. In future filings, revise your discussion, to address the reasons for the changes in operating assets and liabilities, specifically the increase in accounts payable and inventory and the decrease in accounts receivable. Please disclose your DSO for each period and explain any variances, to the extent this disclosure would enhance an investors understanding of your cash flow position and the company's ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Your DSO analysis should discuss any collectability or billing problems with any major customers or classes of customers or any significant changes in credit terms, collection efforts, credit utilization and/or delinquency policies. Refer to FRR 501.03 and SEC Release 33-8350.

Response: Please be advised that we intend to expand our disclosure in future filings to provide additional information with respect to changes in working capital components that materially affect cash flows from continuing operations. As we discussed with members of the staff, under most circumstances we believe that an analysis of our DSOs would not provide meaningful assistance to the reader in understanding our business. A substantial portion of our revenues are derived from our defense electronics business, where payments are received in accordance with the terms of development and production subcontracts to which we are a party. Indeed, certain of the payments received in this business segment are progress payments. The customers for our plastics business are generally substantial industrial companies whose payments have been steady, reliable and made in accordance with the terms governing such sales. Our sales in this segment are made to satisfy orders that we receive in advance of production, where payment terms are established in advance of production and sale. Thus far, there have been no material impacts on payment for sales in our Garage Doors segment. We will continue to watch these issues and make appropriate disclosure should circumstances change where the timing or collectability of receivables have a material impact on our liquidity, cash flows or results of operations.

Ms. Terence O’Brien
U.S. Securities and Exchange Commission
March 18, 2009

4.    Your customer concentration disclosures on pages 6 and 11 disclose that a significant amount of sales were made to Proctor & Gamble, The Home Depot and Menards, Inc. during the year ending September 30, 2008. Please provide a discussion within the liquidity section, in future filings, to discuss the effects of your customer concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect to liquidity or operations. Refer to Financial Reporting Codification 501.03.a.

Response: Please be advised that at September 30, 2008, we did not believe that our customer concentrations could have a material adverse effect on the liquidity of the Company given our cash position and the terms of our credit facilities which do not materially constrain availability of borrowings as a result of customer concentrations. However, in future filings, we intend to state in this section as we do in “Risk Factors” that the loss of all or a portion of the sales volume from a significant customer would have an adverse affect on our liquidity or operations.

5.    We note the disclosure regarding your covenants on page 27 and in Note 3 to the financial statements. In future filings, please expand this discussion to disclose the required ratios and amounts as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of a covenant violation and a discussion of the financing options being considered in sufficient detail to allow an investor to see through the eyes of those who manage the business.

Response: Please be advised that, pursuant to Section IV.C of the SEC Interpretive Release No. 33-8350, we believe that a discussion and analysis of material covenants related to our outstanding debt is not required. As we have disclosed in the Liquidity section on page 27, our wholly-owned subsidiaries, Clopay and Telephonics, each have credit facilities. At September 30, 2008, we were not, nor were we reasonably likely to be, in breach of covenants under our respective credit facilities. The Clopay facility provides for credit availability primarily based on working capital assets and imposes only one ratio compliance requirement, which becomes operative only in the event that utilization of that facility were to reach a defined level significantly beyond the September 30, 2008 level. The Telephonics facility is a “cash flow based” credit agreement and compliance with required ratios at September 30, 2008 were well within the parameters set forth in that agreement. Copies of the respective credit agreements have been previously filed with Commission. Further, the covenants within such credit facilities do not materially affect our ability to undertake additional debt or equity financing for Griffon as such credit facilities are at the subsidiary level and are not guaranteed by Griffon. In assessing materiality at September 30, 2008, please note that we reported cash and cash equivalents significantly in excess of our total debt.

Contractual Obligations, page 29

6.    If material, to the extent you are required or planning to fund your pension plans in the future, please present funding contributions to your plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (1) discusses the basis for inclusion or exclusion of these obligations and (2) explicitly state the periods for which no amounts have been included in the table.

Ms. Terence O’Brien
U.S. Securities and Exchange Commission
March 18, 2009

Response: We note that one of our defined benefit pension plans has been frozen for several years, with a grandfathered group accruing benefits until 2010, and the other relates to three participants, two of whom are already retired and the size of whose payments have therefore been fixed. As stated in Note 5 to Notes to Consolidated Financial Statements, we expect to contribute approximately $4,600,000 to the defined benefit plans in fiscal 2009 and the expected benefit payments under the defined benefit plans at September 30, 2008 were $4,757,000 in 2009, $4,759,000 in 2010, $4,813,000 in 2011, $4,888,000 in 2012, $5,094,000 in 2013 and $25,726,000 in the aggregate in the years 2014 to 2018. We intend to include similar disclosure in the Contractual Obligations table, as applicable, in future filings. We intend to provide a footnote to the table addressing the inclusion or exclusion of such obligations and explicitly state the periods for which no amounts have been included in the table.

Critical Accounting Policies, page 29

7.    Please expand your critical accounting estimates section to include a discussion of the material assumptions you made in arriving at each critical estimate and to advise an investor of the financial statement impact if actual results differ. You should also consider commenting on your historical experience between estimates made and actual results. It appears more detailed disclosures related to each of these estimates are warranted in future filings.

●           Please tell us and disclose in your critical accounting policy section for property, plant and equipment, whether you performed a SFAS 144 impairment test on your long-lived assets, specifically those assets included in the Garage Door segment. Considering the materiality of your long-lived assets, the impact of the current economic environment, the recent SFAS 142 analysis that resulted in goodwill impairment and the losses in your garage door segment, it is unclear why an impairment test under SFAS 144 would not be necessary. If you have performed a test, please disclose the results, including the amount of headroom between the carrying value of the assets and their recoverable amount. If not, please tell us your consideration of paragraph 8 of SFAS 144 as it relates to these assets and explain how you determined intangible assets and other long-lived assets are recoverable in the current market environment.

Response: Please be advised that we intend to expand disclosure in future filings of our SFAS 144 impairment testing policy and analysis on our long-lived assets. Please be advised supplementally that we evaluate property, plant and equipment for impairment when there are indicators of potential impairment. As such, we evaluated our long-lived assets of our Garage Doors segment for the reasons that you have enumerated above. We compared the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the Garage Doors asset group to the carrying amount of the asset group. The cash flows were based on our best estimate of future cash flows derived from the most recent business projections. Although our SFAS 142 analysis resulted in goodwill impairment within the Garage Doors segment, our SFAS 144 analysis indicated that our long-lived assets, principally property, plant and equipment, in the aggregate were not impaired. The headroom between the carrying value of the assets and their recoverable amounts were approximately $12 million.

Ms. Terence O’Brien
U.S. Securities and Exchange Commission
March 18, 2009

●           Please disclose the assumptions surrounding the recoverability of your deferred tax assets.

Response: Please be advised that we intend to expand our disclosure in future filings to disclose the assumptions surrounding the recoverability of our deferred tax assets. Please be advised supplementally that, as stated in Note 1 to the Notes to Consolidated Financial Statements, in assessing the realizability of the deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Ultimately, the realization of the deferred tax assets is dependent upon the generation of sufficient future taxable income during those periods in which temporary differences become deductible and/or net operating loss and tax credit carryforwards can be utilized. We consider the level of historical taxable income, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, we believe it is more likely than not that the Company will realize the benefit of its deferred tax assets, net of the valuation allowance established. Please note that we have been historically profitable and the fiscal 2008 loss was principally as a result of disposing of a segment, impacted further by the write-off of goodwill.

●           In your revenue recognition policy, discuss your return policy and policy for other sales incentives. Your disclosure should also include the amount recorded each period for these incentives, expected return rates and how these expected rates have compared to historical rates.

Response: Please be advised that we have not enumerated our return policy or other sales incentive policies as historically the amounts recorded with respect to such policies have been immaterial to our consolidated financial statements. This is due to the fact that a significant part of our revenues are derived from products being produced under existing long-term programs, sold to meet the manufacturing requirements of our customers or to fulfill orders that our retailers and dealers have received from consumers. To the extent such amounts become material, we would expand our disclosure in future filings.

●           With regard to your defined benefit plans, please ensure that your policy discussion includes a sensitivity analysis of the effect of changes in your material assumptions, such as your discount rates, future compensation levels, expected return on plan assets, and mortality rates.

Response: As noted above, we have two defined benefit plans, one of which consists of three employees, two of whom have already retired and are being paid a fixed benefit calculated on their respective life expectancies, and the other of which has been frozen for several years, with a grandfathered group accruing benefits until 2010. Accordingly, as of September 30, 2008, the size of the payments required under the plans were largely fixed, with the principal uncertainty being primarily related to the life expectancy of the participants who are currently receiving benefits. As such, this substantially reduces the risk within the material assumptions to which the sensitivity analysis is applicable. Please be advised that we intend to continue our review of material assumptions and, to the extent necessary, revise our disclosure in future filings to discuss the effect of such changes on our defined benefit pension plans.

●           Your goodwill and intangible asset policy should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting units under paragraph 30 and 31 of SFAS 142.

Ms. Terence O’Brien
U.S. Securities and Exchange Commission
March 18, 2009

Response: We direct your attention to your first comment under the heading “Critical Accounting Policies” and our response. As noted in our response, in the last fiscal year, after analysis, we recognized impairment in the goodwill that we carried in our Garage Doors segment. As we indicated in that response, in the future we will expand our discussion with respect to assumptions used in our impairment testing, including our assessment of our reporting units.

●           Provide a robust discussion of your inventory accounting policies, valuation methods, and underlying assumptions. Also provide a quantification of the amount of inventory attributable to each segment, as well as a discussion of how certain variations in raw material prices have impacted your valuation if at all.

Response: Please be advised that our businesses do not require us or our customers to maintain inventories that are susceptible to becoming obsolete or dated. Our defense electronics business primarily manufactures and sells products in connection with programs authorized and approved by the United States Government. Our plastic products segment primarily produces fabricated materials used by our customers in the production of their products and these materials are produced against orders placed by those customers to meet their manufacturing needs. We produce and frequently install garage doors in response to orders that our retailers and dealers have received from consumers. Accordingly, we do not believe that material exposure exists for obsolete/slow-moving inventory or inventory returns. Purchase price and manufacturing variances are recorded when material and costing standards are reviewed periodically further reducing material exposure in our inventory valuation. Our inventory is valued on a FIFO basis and turns multiple times a year. Therefore, we have not further enumerated our inventory accounting policies, valuation methods and underlying assumptions as our historical experience regarding inventory reserves, adjustments to raw materials valuations and related inventory adjustments have been immaterial. To the extent such estimates or adjustments become material, we would expand our disclosure in future filings. Further, in future filings we intend to provide a quantification of the amount of inventory attributable to each segment.

Definitive Proxy Statement
Stock Ownership, page 11

8.    Include a footnote to identify the person(s) who exercise sole or shared voting and/or investment power over the shares shown in the table for GAMCO Asset Management Inc. and its affiliates.

Response: Please be advised that we intend to include a footnote identifying the person(s) who exercise sole or shared voting and/or investment power over the shares shown in the beneficial ownership table for GAMCO Asset Management Inc. and its affiliates, if applicable, in the proxy statement for the Company’s annual stockholder meeting in respect of fiscal 2009 and thereafter. Please be advised supplementally that, in respect to the proxy statement for fiscal 2008, Mr. Mario Gabelli is deemed to have beneficial ownership of the securities owned by GAMCO Asset Management Inc. and its affiliates as reported on Schedule 13D.

Base Salary, page 15

Ms. Terence O’Brien
U.S. Securities and Exchange Commission
March 18, 2009

9.    We note that you evaluate the compensation of senior management versus the comparators in each element of compensation and on an overall basis. Please tell us, with a view toward future disclosure, what amount or percentile of compensation paid by the comparator companies you use as a benchmark against which you base compensation for the named executive officers. Please also address where the actual compensation for each named executive officer falls in relation to the benchmarked information. To the extent actual compensation paid is different from a targeted benchmark, please explain why the committee determined to pay that amount of compensation.

Response: Please be advised that we have not specifically benchmarked compensation against the comparator companies. We have a small group of highly-skilled executive officers for which compensation levels are determined by the Compensation Committee on an individual basis from time to time. Our Compensation Committee uses its business judgment in determining, on a subjective basis using objective criteria and data, a compensation package for each particular officer.  In doing so, the Compensation Committee considers a variety of factors in making such determination, including comparative data, whether the officer is being recruited to join the Company (as in the case of Mr. Kramer) or whether the officer is being asked to take on new responsibilities at the Company (as in the case of Messrs. Smith and Alesia). We do not benchmark to a specific or targeted amount or percentile of compensation against the comparator companies.

10.    Disclosure in this section states that the Compensation Committee evaluates compensation “versus selected comparators” in each element of compensation and on an overall basis. If the committee does not use all of the comparators that you have named on page 15 for each element of each named executive officer's compensation, please make this clear and explain why the committee omitted some of the comparators and the impact that any omission had on the compensation paid.

Response: Please be advised that we use all of the comparator companies indicated on page 15, but use them as stated in the answer to comment 9 above. We do not use only some of the comparator companies in analyzing comparative compensation data.

Cash Incentive Bonuses, page 15

11.    Where bonuses are provided for in employment agreements, such as the agreement with Mr. Kramer, you should still provide disclosure that explains how the committee or board determined to provide for the bonus in the amount awarded. Please tell us supplementally, with a view toward disclosure in future filings, how the committee or board determined to provide for the guaranteed bonus of $581,250 in Mr. Kramer's employment agreement.

Response: Please be advised supplementally that the Compensation Committee determined to provide for the guaranteed bonus of $581,250 to Mr. Kramer as an inducement to join the Company. The amount was arrived at after negotiation with Mr. Kramer, and was calculated based upon 150% of the salary earned by Mr. Kramer during the six months in which Mr. Kramer worked for us in fiscal 2008. In order to successfully recruit Mr. Kramer to the Company, the Compensation Committee determined that it was necessary and appropriate to set the bonus at the target bonus for such period, which is 150% of salary. The Compensation Committee also considered at the same time the tax ramifications of such payment for the Company, in particular Section 162(m) of the Internal Revenue Code and limited the guaranteed bonus to $581,250 so that when added to Mr. Kramer’s aggregate base salary for the six-month period ending September 30, 2008 ($388,000), the total would not exceed $1,000,000 in non-performance-based compensation.

Ms. Terence O’Brien
U.S. Securities and Exchange Commission
March 18, 2009

12.    We note your statement that you have not awarded any bonuses under the Performance Bonus Plan. Please clarify whether this is because no targets have been established for the named executive officers under this plan, or because the officers did not meet the targets.

Response: Please be advised supplementally that, through fiscal 2008, there were no participants in the Performance Bonus Plan and, thus, no performance targets were set. As disclosed in the proxy statement, performance goals have been established for Mr. Kramer for fiscal 2009.

Equity — Based Compensation, page 16

13.    Please clarify how the committee determines the amount of the equity based compensation that is awarded to named executive officers. We note your disclosure that the committee considers the level of the officer's responsibility and that previous grants of stock and options are reviewed in determining the size of an executive's award for any particular year. However; this disclosure should provide a more thorough and informative analysis of the committee's decision to provide the awards in the amounts indicated in the compensation tables. Please provide us supplementally with sample disclosure that you would propose to include in future filings to address this comment.

Response: Please be advised supplementally that we do not use any formulaic approach to determine the amount of equity-based compensation to be awarded to named executive officers. Rather, the Compensation Committee uses its business judgment considering the particular circumstances to determine the appropriate level of such compensation. Please be further advised supplementally that we intend to include the following sample disclosure in future filings, as applicable, relating to the Compensation Committee’s determination of the amount of equity-based compensation that is awarded to named executive officers. This proposed sample disclosure will be followed by a thorough and informative analysis of the Compensation Committee’s decision to provide the equity awards set forth in the proxy statement’s tabular compensation disclosure. This analysis will be provided for each named executive officer receiving an equity award for that year.

“In determining the amount of equity-based compensation to be awarded to our named executive officers, the Compensation Committee takes into consideration, among other things, the level of the officer’s responsibility, performance of the officer, other compensation elements and the amount of previous grants of stock and options. The goal of the committee is to retain and motivate the named executive officer to perform at the level the Company requires. In addition, with respect to recruiting an executive to join the Company, the amount of equity consideration may be negotiated and reflect the amount necessary to hire the desired person.”

14.    Please explain supplementally why you believe that awarding equity grants on a quarterly basis “provides more consistency to the granting of awards” and how consistency serves your compensation goals. Provide sample disclosure that you would propose to include in future filings to address this comment.

Ms. Terence O’Brien
U.S. Securities and Exchange Commission
March 18, 2009

Response: Please be advised supplementally that we have determined that the disclosure regarding the grant of equity awards on a quarterly basis may not be necessary in future filings. We were attempting only to disclose that equity awards are generally made at regularly-scheduled meetings and we have concluded that this disclosure is not that relevant or helpful.

*****

In addition, pursuant to your request, please be advised that the Company acknowledges that:
●	it is responsible for the adequacy and accuracy of the disclosure in their filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have further comments, please feel free to contact me.

Sincerely,

/s/ Patrick L. Alesia
Patrick L. Alesia
Chief Financial Officer